Exhibit 99.1

Thomson Reuters Launches Return of US$2.2 Billion to Shareholders

US$2.2 billion return of capital and share consolidation expected to be completed in June

TORONTO, April 4, 2023 – Thomson Reuters (TSX/NYSE: TRI) today finalized its planned uses of its approximate US$2.3 billion of gross proceeds related to dispositions of shares in London Stock Exchange Group plc (LSEG) co-owned by the company and certain investment funds affiliated with Blackstone completed thus far in 2023.

As previously disclosed in February 2023, the company plans to use the gross proceeds related to the LSEG transactions to provide returns to shareholders. In connection therewith, approximately US$2.2 billion will be returned to shareholders through a return of capital transaction consisting of a cash distribution of US$4.67 per common share and a share consolidation, or “reverse stock split”, which will reduce the number of outstanding common shares on a basis that is proportional to the cash distribution.

Any funds retained by the company from the above noted proceeds and as a result of eligible opt-out shareholders opting out of the return of capital transaction will be retained to pursue organic and inorganic opportunities in key growth segments, as well as other general corporate purposes.

Shareholders will be asked to approve the distribution of US$4.67 in cash per common share, or approximately US$2.2 billion in the aggregate, to holders of common shares and a consolidation of outstanding common shares (or “reverse stock split”) on a basis that is proportional to the cash distribution at Thomson Reuters’ upcoming annual and special meeting of shareholders to be held on Wednesday, June 14, 2023 at 12:00 p.m. EDT. To that end, the share consolidation ratio will be based on the volume weighed average trading price of the common shares on the New York Stock Exchange for the five trading days immediately prior to the return of capital becoming effective.

Return of Capital Transaction—Using Illustrative Share Consolidation Ratio

The proposed transaction is intended to distribute cash on a basis that is generally expected to be tax-free for Canadian tax purposes. Taxable non-Canadian resident shareholders (which include taxable U.S. resident shareholders and others) will be able to opt out of the transaction. This right to opt out is being provided to those shareholders because in jurisdictions other than Canada the tax consequences of not participating in the transaction may be preferable to those associated with participating in the transaction. A taxable non-Canadian resident shareholder that chooses to opt out will not receive the cash distribution and will continue to hold the same number of Thomson Reuters shares that they currently hold. Taxable non-Canadian resident shareholders are strongly urged to read the management proxy circular and other related materials carefully and to consult with their financial, tax and legal advisors prior to making any decision with respect to the transaction.

The proposed transaction requires approval by at least two-thirds of the votes cast at the shareholder meeting. The board of directors of the company is unanimously recommending that shareholders vote in favor. Woodbridge has indicated that it plans to do so and, accordingly, it is expected that the shareholder vote will pass. The transaction also requires the approval of the Ontario Superior Court of Justice (Commercial List). If shareholder and court approval are obtained, Thomson Reuters expects to effect the proposed transaction by the end of June.

Full details of the proposed transaction will be described in the company’s management proxy circular and other related materials. Those documents are expected to be mailed to shareholders, filed with applicable Canadian securities regulatory authorities and made available without charge on SEDAR at www.sedar.com and made available without charge on EDGAR at www.sec.gov, and posted on the company’s website at www.thomsonreuters.com, on or about April 26, 2023.

About Thomson Reuters

Thomson Reuters is a leading provider of business information services. Our products include highly specialized information-enabled software and tools for legal, tax, accounting and compliance professionals combined with the world’s most global news service – Reuters. For more information on Thomson Reuters, visit tr.com and for the latest world news, reuters.com.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this news release are forward-looking, including statements relating to the timing for the approval and implementation of the return of capital transaction; the anticipated tax treatment for shareholders participating in the transaction and those opting out; and the expected use of proceeds of the dispositions of LSEG shares; These forward-looking statements are based on certain assumptions and reflect our company’s current expectations. As a result, forward-looking statements are subject to a number of risks and uncertainties that could cause actual results or events to differ materially from current expectations, including other factors discussed in materials that Thomson Reuters from time to time files with, or furnishes to, the Canadian securities regulatory authorities and the U.S. Securities and Exchange Commission. There is no assurance that the return of capital/share consolidation transaction will be completed or that other events described in any forward-looking statement will materialize. Except as may be required by applicable law, Thomson Reuters disclaims any obligation to update or revise any forward-looking statements.

CONTACTS

MEDIA	INVESTORS

Andrew Green	Gary E. Bisbee, CFA
Senior Director, Corporate Affairs	Head of Investor Relations
+1 332 219 1511	+1 646 540 3249
andrew.green@tr.com	gary.bisbee@tr.com